SECURITIE 12010773 ION

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SEC FILE NUMBER
8 – 45248

SEC Mail Processing Section
FEB 16 2012
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2011** AND ENDING **DECEMBER 31, 2011**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

LIVERMORE TRADING GROUP, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

c/o ACCOUNTING and COMPLIANCE INTERNATIONAL, 40 Wall St. – Suite 1704,

NEW YORK,	**NEW YORK**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY GETTENBERG **(212) 668 - 8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

d.p 2/17/12

OATH OR AFFIRMATION

I, VINCENT NAPOLITANO, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of LIVERMORE TRADING GROUP, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

Chief Compliance Officer
Title

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires August 22, 2015

X ____________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LIVERMORE TRADING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
Cash and cash equivalents	$ 5,427
Deposit from broker	100,000
Commissions receivable	231,070
Furniture and fixtures - net of accumulated depreciation of $82,730 (Note 2(c))	10,583
Other assets	7,220
Total assets	$ 354,300
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 58,901
Total liabilities	58,901
Commitments and Contingencies (Note 4)	
Stockholders' equity (Note 5)	
Common stock, no par value, 200 shares authorized, 20 shares issued and outstanding.	65,000
Less: Treasury stock at cost	(125,000)
Retained earnings	355,399
Total stockholders' equity	295,399
Total liabilities and stockholders' equity	$ 354,300

The accompanying notes ar~ an integral part of this statement.

LIVERMORE TRADING GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

Note 1- Nature of Business

Livermore Trading Group, Inc. (The "Company") is a New York State corporation formed in July 1992, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) ***Equipment***
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method.

d) ***Income Taxes***
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

Note 2- Summary of Significant Accounting Policies (*continued*)

e) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Subsequent Events***

The Company has evaluated events and transactions that occurred between December 31, 2011 and January 28, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company's liability to the plan for the year ended December 31, 2011 was $23,000.

Note 4- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customers activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 5- **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company had net capital of $268,693, which was $263,693 in excess of its required net capital of $5,000. The Company's net capital ratio was 21.92%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2011, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Livermore Trading Group, Inc.
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, N.Y. 10005

Gentlemen:

We have audited the accompanying statement of financial condition of Livermore Trading Group, Inc. as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Livermore Trading Group, Inc., as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs LLP
Certified Public Accountants (NY)

New York, NY
January 28, 2012

LIVERMORE TRADING GROUP, INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Year Ended December 31, 2011

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP
132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Stockholders of
Livermore Trading Group, Inc.
c/o Accounting and Compliance International
40 Wall Street – 34th Floor
New York, NY 10005

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Livermore Trading Group, Inc. ("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011, noting no exceptions;
3- Compared any adjustments reported in the Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,
Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP (NY)
January 28, 2012

LIVERMORE TRADING GROUP, INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December, 31 2011

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 3,590,307
Additions	-
Deductions	(123,437)
SIPC Net Operating Revenues	$ 3,466,870

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 3,466,870
General Assessment @ .0025	8,667

Assessment Remittance:

Less: Payment made with SIPC-6 in July 2011	(4,742)
Assessment Balance Due	$ 3,925

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2011:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 3,466,870
SIPC Net Operating Revenues as computed above	3,466,870
Difference	$ -

10010 Cash Signature Bank	5,303.80
10100 Cash Signature Bank MM	123.01
11000 Fortis Clearing Deposit Account	100,000.00
11100 Fortis Error Account SB5E	573.18
12500 Accounts Receivable	22,798.38
12600 NYSE Receivable	4,940.17
12700 Receivable from Fortis	207,698.26
13000 Prepaid	2,280.18
15000 Fixed Assets	93,313.18
15100 Accumulated Depreciation	(82,730.43)
22500 Accounts Payable	(55,482.27)
22600 Accrued Expenses	(3,209.00)
24000 Payroll Liabilities	(210.01)
35000 Capital Stock	(25,000.00)
35100 Capital Stock - M. Zicchinolfi	(20,000.00)
35200 Capital Stock - R. Finnerty	(20,000.00)
36000 Treasury Stock	125,000.00
37500 Accumulated Adjustments	(184,616.22)
37530 AAA - Robert Finnerty	(19,686.89)
37540 AAA - Michael Zicchinolfi	(19,146.89)
40000 Commission Income	(3,577,254.17)
40500 Other Income	(8.50)
40600 NYSE Rebate	(12,621.10)
41100 Interest Income - Signature	(422.76)
50500 Error A/C P&L	31,085.80
52000 Officers Salaries	1,893,484.05
52500 Payroll	362,657.22
52510 Bonus Salary	60,000.00
52600 Commissions Payroll	58,882.00
53000 NYSE Dues & Expenses	160,436.91
53020 Office Expense	42,200.79
53030 Insurance Expense	12,711.95
53031 Insurance Expense - Other	35,669.91
53050 FICA	85,126.89
53060 FUI	770.00
53065 MCTM Tax	7,924.27
53070 SUI	1,615.02
53075 SUI - IAS	218.75
53080 Miscellaneous	11,285.00
53090 100% M&E	45,007.75
53100 50% M&E	69,520.57
53110 Professional Fees	80,909.56
53112 Professional Fees - Legal	5,350.00
53120 Contributions	1,330.48
53130 Telephone	81,810.30
53150 Auto & Travel	108,257.30
53190 Dues & Subscriptions	15,816.31

3,590,307

53200 Quotron	97,022.66
53210 Service Charges	99.62
53220 SIPC	8,667.00
53500 Clearing Charges	123,436.91
53990 Non Deductible Expenses	217.00
55000 Profit Sharing	23,000.00
57000 Depreciation	4,734.19
60010 NYC General Corp Tax	30,109.87
60020 NYS Franchise Tax	(1,000.00)

LIVERMORE TRADING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011